UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

ARB IOT Group Limited

(Name of Issuer)

Ordinary Shares, $0.0001 par value

(Title of Class of Securities)

G0447T100

(CUSIP Number)

ARB IOT Limited

28-08, Level 28, Residensi Tribeca

No. 215, Jalan Imbi, 55100 Kuala Lumpur, Malaysia

012-310 8919

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 5, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 8 pages

CUSIP No. G0447T100

1		NAME OF REPORTING PERSON
ARB IOT Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3		SEC USE ONLY

4		SOURCE OF FUNDS
OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
7,503,858
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
7,503,858
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
7,503,858
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.38%(1)
14	TYPE OF REPORTING PERSON
CO

(1)	The percentages used herein are calculated based upon 26,437,500 ordinary shares outstanding as of November 5, 2024.

Page 3 of 8 pages

CUSIP No. G0447T100

1		NAME OF REPORTING PERSON
ARB Holdings Sdn Bhd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3		SEC USE ONLY

4		SOURCE OF FUNDS
OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Malaysia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
7,503,858
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
7,503,858
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
7,503,858
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.38%(1)
14	TYPE OF REPORTING PERSON
OO

(1)	The percentages used herein are calculated based upon 26,437,500 ordinary shares outstanding as of November 5, 2024.

Page 4 of 8 pages

CUSIP No. G0447T100

1		NAME OF REPORTING PERSON
CAHAYA FANTASI SDN BHD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3		SEC USE ONLY

4		SOURCE OF FUNDS
OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Malaysia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
7,503,858
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
7,503,858
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
7,503,858
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.38%(1)
14	TYPE OF REPORTING PERSON
OO

(1)	The percentages used herein are calculated based upon 26,437,500 ordinary shares outstanding as of November 5, 2024.

Page 5 of 8 pages

CUSIP No. G0447T100

1		NAME OF REPORTING PERSON
Norasekein Binti Hassan @ Wari
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3		SEC USE ONLY

4		SOURCE OF FUNDS
OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Malaysia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
7,503,858
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
7,503,858
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
7,503,858
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.38%(1)
14	TYPE OF REPORTING PERSON
IN

(1)	The percentages used herein are calculated based upon 26,437,500 ordinary shares outstanding as of November 5, 2024.

Page 6 of 8 pages

CUSIP No. G0447T100

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the “Schedule 13D”) relates to the ordinary shares of ARB IOT Group Limited (the “Issuer”). The Issuer’s principal executive offices are located at Level 39, Marina Bay Financial Centre Tower 2, 10 Marina Boulevard, 018983 Singapore.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 2.	IDENTITY AND BACKGROUND

(a)	This Schedule 13D is being jointly filed by:

(i) ARB IOT Limited;

(ii) ARB Holdings Sdn Bhd;

(iii) CAHAYA FANTASI SDN BHD; and

(iv) Norasekein Binti Hassan @ Wari

(together, the “Reporting Persons”). Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)	The address of the business office of each of the Reporting Persons is 28-08, Level 28, Residensi Tribeca, No. 215, Jalan Imbi, 55100 Kuala Lumpur, Malaysia.

(c)	The principal business of: (i) ARB IOT Limited, is investment holding; (ii) ARB Holdings Sdn Bhd, is investment holding; (iii) CAHAYA FANTASI SDN BHD, is investment holding; and (iv) Norasekein Binti Hassan @ Wari, an individual, is the director of both ARB Holdings Sdn Bhd and CAHAYA FANTASI SDN BHD.

(d)	The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

ARB IOT Limited is an exempted company incorporated in the Cayman Islands.

ARB Holdings Sdn Bhd is organized as a company limited by shares under the laws of Malaysia.

CAHAYA FANTASI SDN BHD is organized as a company limited by shares under the laws of Malaysia.

Norasekein Binti Hassan @ Wari is a citizen of Malaysia.

The Reporting Persons have executed a Joint Filing Agreement, dated November 5, 2024, with respect to the joint filing of this Schedule 13D, and any amendment or amendments hereto, a copy of which is attached hereto as Exhibit 99.1.

Page 7 of 8 pages

CUSIP No. G0447T100

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

CAHAYA FANTASI SDN BHD subscribed for 4,000,000 ordinary shares of ARB Holdings Sdn Bhd at a price of RM0.1 per share, for total consideration of RM400,000 on July 1, 2024. As a result, CAHAYA FANTASI SDN BHD holds 90.9% of the outstanding ordinary shares of ARB Holdings Sdn Bhd. ARB Holdings Sdn Bhd holds 100% equity interest of ARB IOT Limited, and ARB IOT Limited, in turn, directly holds 7,503,858 ordinary shares of the Issuer. Before this subscription, ARB Berhad owned 400,000 ordinary shares of ARB Holdings Sdn Bhd, representing 100% equity interest of ARB Holdings Sdn Bhd. Following this subscription, ARB Berhad holds the remaining 9.1% of ARB Holdings Sdn Bhd. The sole director of ARB Holdings Sdn Bhd and the sole director of ARB IOT Limited, were not replaced by Norasekein Binti Hassan @ Wari, an appointee from CAHAYA FANTASI SDN BHD until November 5, 2024.

Item 4.	PURPOSE OF TRANSACTION

The securities held by the Reporting Persons were acquired in connection with the transaction described in Item 3 above.

The Reporting Persons have made no proposals, and have entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of ordinary shares and percentages of the ordinary shares beneficially owned by each of the Reporting Persons. The percentages used herein are calculated based upon 26,437,500 ordinary shares outstanding as of November 5, 2024.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of ordinary shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Other than the transactions discussed in Item 3 hereof, the contents of which are incorporated herein by reference, the Reporting Persons did not effect any transactions in the Issuer’s securities within the past 60 days.

(d)	Other than the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Persons’ securities.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than the Joint Filing Agreement attached as Exhibit 99.1 hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1:	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Act.

Page 8 of 8 pages

CUSIP No. G0447T100

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 5, 2024
ARB IOT Limited

	By:	/s/ Norasekein Binti Hassan @ Wari
	Name:	Norasekein Binti Hassan @ Wari
	Title:	Director

ARB Holdings Sdn Bhd

	By:	/s/ Norasekein Binti Hassan @ Wari
	Name:	Norasekein Binti Hassan @ Wari
	Title:	Director

CAHAYA FANTASI SDN BHD

	By:	/s/ Norasekein Binti Hassan @ Wari
	Name:	Norasekein Binti Hassan @ Wari
	Title:	Director

/s/ Norasekein Binti Hassan @ Wari
Norasekein Binti Hassan @ Wari